UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2005

CREW GOLD CORPORATION

(Name of Registrant)

Abbey House, Wellington Way, Weybridge, Surrey KT13 OTT, Great Britain

(Address of principal executive offices)

News Release dated August 24, 2005:   Crew Gold Sells Interest in Hwini Butre for USD $5 million

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx         Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Crew Gold Corporation:  SEC File No. 12b=#1-11816

(Registrant)

Date: March 24, 2004:   /s/ Frederic Puistienne

Frederic Puistienne, C.F.O.

DATE: August 24th 2005

TRADING SYMBOL:

TORONTO & OSLO: CRU

FRANKFURT: KNC, OTC-BB-other: CRUGF

NEWS RELEASE

Crew Gold Sells Interest in Hwini Butre for USD $5 million

LONDON, United Kingdom, DATE: August 24th 2005. Crew Gold Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

London, August 24th 2005 – Based on Crew Gold Corporation (CRU-TSX) receiving a notice from St Jude indicating its desire to increase its interest in Hwini Butre to 65%, pursuant to the call option stipulated in the original agreement between the parties dated February 1995, Crew has offered, and St Jude has agreed, to acquire Crew’s remaining 25% interest in the concession effective immediately. The total consideration to be paid for these transactions is USD $5 Million which shall be paid in equivalent number of St. Jude shares. As a result St. Jude will issue 2,995,000 common shares to Crew. These shares will be subject to a four month statutory hold period, after which time one third of these shares will be subject to a hold period spanning an additional 12 months.

The sale of HBM is a part of the company strategy to focus the company’s human and financial resources on projects in, or close to production with a target of substantially increasing the company’s gold production over the next 1 to 3 years.

Jan A. Vestrum

President & CEO

This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew’s future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

For more information please contact our UK Head Office (TEL +44 -1932 268755) or by email to enquiries@crewgold.com For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website www.crewgold.com